UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Frost, Dr. Phillip
   4400 Biscayne Boulevard
   Miami, FL  33137-3227
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ladenburg Thalmann Financial Services Inc.
   LTS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|12/10/|P   | |40,000            |A  |$1.0875    |                   |D     |                           |
001 per share              |01    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/19/|P   | |7,500             |A  |$.9300     |                   |D     |                           |
001 per share              |01    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/20/|P   | |37,700            |A  |$.8035     |                   |D     |                           |
001 per share              |01    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|12/21/|P   | |9,000             |A  |$.8000     |0                  |D     |(3)                        |
001 per share              |01    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |747,966            |I     |(2)(3)                     |
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                           |      |    | |                  |   |           |650,000            |I     |(1)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These shares are held by Frost-Nevada, Limited Partnership of which the reporting person is the sole limited partner and sole shareholder of Frost-Nevada Corporation, the sole general partner.
(2) These shares are held by Frost-Nevada, Investments Trust of which Frost-Nevada, Limited Partnership is the sole and exclusive beneficiary of this trust.
(3) On 12/26/01, Phillip Frost, M.D. transferred 747,966 shares to Frost-Nevada, Investments Trust.
JOINT
FILERS
______________
FROST-NEVADA, LIMITED
PARTNERSHIP
/s/ Phillip Frost,
M.D.
______________________________________
By Phillip Frost, M.D., Limited
Partner
FROST-NEVADA, INVESTMENTS
TRUST
/s/ Phillip Frost,
M.D.
_______________________________________
FROST-NEVADA, LIMITED PARTNERSHIP, EXCLUSIVE
BENEFICIARY
By Phillip Frost, M.D., Limited
Partner
SIGNATURE OF REPORTING PERSON
/s/ Phillip Frost, M.D.
DATE
January 8, 2001